UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

ABENGOA, S.A.
FORM 6-K

Comisión Nacional del Mercado de Valores

C/Edison, 4

28006  — Madrid

Abengoa, S.A. (“Abengoa”), in compliance with the provisions of article 82 of the Securities Market Act, hereby notifies the following

Relevant Fact

The Board of Directors held today has resolved to accept the resignation of Mr. Manuel Sánchez Ortega as director, following the beginning of a new professional stage. Mr. Manuel Sánchez Ortega has been appointed vice-chairman of the International Advisory Board.

The Board of Directors of Abengoa highlights Mr. Manuel Sánchez Ortega’s inestimable collaboration to the Abengoa project and expresses its gratitude for the services rendered.

To cover the vacancy created, the Board of Directors has appointed through election by its members (cooptación), as proprietary director, Ms. María Teresa Benjumea Llorente.

The Board of Directors has also resolved to appoint Mr. Santiago Seage Medela as first vice-chairman of the company. Consequently, Mr. Santiago Seage Medela will accumulate the offices of first vice-chairman and CEO.

Seville, 27 July 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

Date: July 27, 2015	By:	/s/ Daniel Alaminos Echarri
Name: Daniel Alaminos Echarri
Title: General Secretary